FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending November 17, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 17, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


13 November 2003              Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 4,763 Ordinary shares in the Company to participants in the SmithKline Beecham
                              Employee Share Option Plan 1991.

                              Abacus (GSK) Trustees Limited, as trustee of the GSK Trust, transferred 31,866 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan 1991.


The Company was advised of these transactions on 14 November 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

14 November 2003

14 November 2003

                               GlaxoSmithKline PLC

GlaxoSmithKline PLC announces that in accordance with the authority granted by shareholders at the Annual General meeting on 19th May 2003 it purchased for cancellation 1,000,000 of its Ordinary 25 pence shares on Friday 14th November 2003 at a price of 1387.26 pence per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


14 November 2003              Abacus (GSK) Trustees Limited,  as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 4,005 Ordinary shares in the Company to participants in the SmithKline Beecham
                              Employee Share Option Plan 1991.

                              Abacus (GSK) Trustees Limited, as trustee of the GSK Trust, transferred 89,870 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan 1991.


The Company was advised of these transactions on 17 November 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

17 November 2003